                             THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED.

                                                Filed pursuant to Rule 424(b)(2)
                                                       Registration No. 333-5501
                 SUBJECT TO COMPLETION. DATED DECEMBER 3, 1999.

 Prospectus Supplement to Prospectus dated July 1, 1996, as amended on December
                                    3, 1999
                                  $200,000,000

                         [The TJX Companies, Inc. LOGO]

                         % Notes due December 15, 2009
                             ----------------------
     TJX will pay interest on the notes on December 15 and June 15 of each year. The first such payment will be made on June 15, 2000. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

     TJX has the option to redeem all or a portion of the notes at any time. The redemption price will be based on the present value of the scheduled payments of principal and interest remaining at the time of redemption, plus accrued interest. The discount rate used will be based on a U.S. Treasury security having a remaining life to maturity comparable to the notes, plus 15 basis points. The redemption price will not be less than 100% of the principal amount of the notes to be redeemed.
                             ----------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                                              Per Note     Total
                                                              --------     -----
Initial public offering price...............................       %      $
Underwriting discount.......................................       %      $
Proceeds, before expenses, to TJX...........................       %      $

     The initial public offering price set forth above does not include accrued
interest, if any. Interest on the notes will accrue from December   , 1999 and
must be paid by the purchaser if the notes are delivered after December   ,
1999.
                             ----------------------
     The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New
York, New York on December   , 1999.
GOLDMAN, SACHS & CO.
         LEHMAN BROTHERS
                   MERRILL LYNCH & CO.
                             BANCBOSTON ROBERTSON STEPHENS
                                      BANC ONE CAPITAL MARKETS, INC.
                                              BNY CAPITAL MARKETS, INC.
                             ----------------------
                 Prospectus Supplement dated December   , 1999.

                                  THE COMPANY

     The TJX Companies, Inc. is the largest off-price retailer of apparel and home fashions in the United States and worldwide. We operate 625 T.J. Maxx stores, 498 Marshalls stores, and 99 Winners Apparel Ltd. stores, a Canadian off-price family apparel and home fashions chain. We also operate HomeGoods, a U.S. off-price home fashions chain with 46 stores, and T.K. Maxx, an off-price family apparel and home fashions chain in the United Kingdom, the Republic of Ireland and the Netherlands, which has 53 stores. In addition, A.J. Wright, a new United States chain of off-price family apparel and home fashions stores begun in 1998 and targeted to moderate income customers, operates 11 stores.

     TJX has positioned itself as a synergistic group of off-price businesses and has expanded its off-price concept to new geographic areas, new product lines and new demographic markets. Key synergistic strengths include our expertise in off-price buying and inventory management techniques, substantial buying power and off-price technological systems. Our mission is to deliver an exciting and fresh assortment of merchandise at excellent values to our customers every day. We define value as the combination of quality, fashion and price. With close to 250 buyers worldwide and over 7,800 vendors, we believe we are well positioned to accomplish this goal.

     All of TJX's chains employ opportunistic buying strategies to purchase large quantities of merchandise at significant discounts from initial wholesale prices. These strategies include special situation purchases and close-outs of current season fashions. We also rely heavily on sophisticated inventory controls that permit a virtually continuous flow of merchandise into our stores. Highly automated storage and distribution systems track, allocate and deliver an average of 11,000 items per week to each T.J. Maxx and Marshalls store. In addition, computerized warehouse storage, handling and shipping systems permit a continuous evaluation and replenishment of store inventory. Pricing, markdown decisions and store inventory replenishment requirements are determined centrally, using satellite-transmitted information provided by point-of-sale computer terminals. This process is designed to sell substantially all merchandise within targeted selling periods.

     Unless otherwise indicated, all store information is as of October 30, 1999. All references to store square footage are to gross square feet. Fiscal 2000 means the fiscal year ending January 29, 2000. Fiscal 2001 means the fiscal year ending January 27, 2001.

T.J. MAXX AND MARSHALLS

     T.J. Maxx was founded in 1976 and is today the largest off-price retailer in the United States. We acquired Marshalls in 1995, which is the second largest off-price retailer in the United States. TJX has successfully retained the separate identities of the T.J. Maxx and Marshalls stores through merchandising, product assortment, marketing and store appearance. This has allowed us to give our customers reasons to shop at both chains.

     T.J. Maxx sells brand name family apparel, accessories, giftware, domestics, women's shoes and fine jewelry at prices generally 20%-60% below department and specialty store regular prices. T.J. Maxx's target customers are typically women who have families with middle to upper-middle incomes and who generally fit the profile of a department store shopper. Marshalls' merchandise and target customers are similar to those of T.J. Maxx. However, Marshalls also offers its customers a full-line shoe department and a larger men's department than T.J. Maxx.

     TJX has successfully integrated many administrative and operational functions of T.J. Maxx and Marshalls. These chains operate with a common buying and merchandising organization and have consolidated administrative functions, including finance, real estate, human resources and systems. The combined organization, known as The Marmaxx Group, offers us increased leverage to purchase merchandise at favorable prices and allows us to operate with a low cost structure. This is key to T.J. Maxx's and Marshalls' ability to sell quality, brand-name merchandise at substantial discounts.

     T.J. Maxx and Marshalls stores are generally located in suburban community shopping centers. T.J. Maxx stores average approximately 29,000 square feet. Marshalls stores average approximately 31,000 square feet. Marmaxx expects to add 57 stores between the two chains in fiscal 2000 and to operate 631 T.J. Maxx stores and 505 Marshalls stores by fiscal year end. Further, Marmaxx currently expects to add approximately 55 stores in fiscal 2001.

WINNERS APPAREL LTD.

     TJX acquired Winners as a five store chain in 1990 and has grown this business into the leading off-price retailer in Canada. Winners stores average 27,000 square feet and emphasize off-price designer and brand name women's apparel and shoes, lingerie, accessories, domestics, giftware, menswear and children's clothing. Winners anticipates adding 13 stores to the chain in fiscal 2000 and operating 100 stores by fiscal year end. Winners expects to add approximately 12 stores in fiscal 2001.

HOMEGOODS

     TJX opened HomeGoods in 1992, which expanded its presence in the home fashions market. HomeGoods offers a broad array of giftware, accent furniture, lamps, rugs, accessories and seasonal merchandise for the home. In the last two years, HomeGoods has increased the proportion of its home decor items. HomeGoods operates in two formats: stand-alone stores and a superstore format in which we combine HomeGoods with a T.J. Maxx or Marshalls store. The combination stores are called T.J. Maxx 'N More or Marshalls Mega-Stores. Stand-alone HomeGoods stores average approximately 33,000 square feet. In superstores, which average approximately 53,000 square feet, we dedicate approximately 22,000 square feet to HomeGoods. We expect to end fiscal 2000 with 51 HomeGoods stores, which includes 24 stand-alone stores and 27 superstores. In fiscal 2001, we anticipate adding a total of approximately 25 HomeGoods stores and superstores. We believe that the U.S. market could support a significant number of HomeGoods stores and superstores. Thus, we believe this home-oriented, off-price concept offers us a great growth vehicle.

T.K. MAXX

     TJX introduced the off-price concept to the United Kingdom in 1994 with T.K. Maxx stores. T.K. Maxx utilizes the same off-price strategies employed by T.J. Maxx, Marshalls and Winners. The average size of a T.K. Maxx store is 25,000 square feet. T.K. Maxx expects to open 15 stores this year to end fiscal 2000 with 54 stores with 49 stores in the U.K., 2 in Ireland and 3 in the Netherlands. Further, we expect to enter another country on the European continent during fiscal 2001. We currently expect to grow T.K. Maxx by approximately 19 stores in fiscal 2001. Long term, we believe T.K. Maxx can operate a substantial number of stores in the U.K. and Ireland. In addition, we believe that the European continent offers us further growth potential.

A.J. WRIGHT

     A.J. Wright offers TJX the ability to bring the off-price concept to a new demographic customer, the moderate income shopper. This business was launched in 1998 in New England and has expanded into the Tidewater, Virginia market as well as Detroit and Baltimore. We expect to open 9 A.J. Wright stores in fiscal 2000 and to operate 15 stores by fiscal year end. A.J. Wright stores average 28,000 square feet in size and, like our other businesses, are located in community shopping centers. We currently expect to open approximately 15 A.J. Wright stores in fiscal 2001. We believe this developing business offers TJX long-term growth opportunities throughout the U.S.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes and may incorporate by reference forward-looking statements. These statements involve risks and uncertainties that could cause our actual results to differ materially, including, among other things, general economic and political conditions; consumer demand and preferences; weather patterns in the U.S., Canada and Europe (particularly the United Kingdom); competitive factors, including continuing pressure from pricing and promotional activities of our major competitors; the impact of excess retail capacity and the availability of desirable store locations on suitable terms; the availability, selection and purchasing of attractive merchandise on favorable terms; import risks, including potential disruptions and duties, tariffs and quotas on imported merchandise, including economic and political problems in countries from which merchandise is imported; currency and exchange rates; risks in development of new businesses and application of off-price strategies in foreign countries; our acquisition and divestment activities; risks and uncertainties relating to the year 2000 issue; and other factors that may be described in our filings with the Securities and Exchange Commission incorporated by reference in this prospectus.

                                USE OF PROCEEDS

     We will use the net proceeds from the sale of the notes for general corporate purposes including our capital expenditure and working capital needs, our ongoing stock repurchase program and potential acquisitions.

                                 CAPITALIZATION

     The following table sets forth our capitalization at October 30, 1999. The pro forma balance below gives effect to the application of approximately $198.5 million of net proceeds from the sale of the notes and assumes $108 million is used to reduce short-term debt with the balance of $90.5 million added to cash. See "Use of Proceeds."

                                                                  OCTOBER 30, 1999
                                                              ------------------------
                                                              HISTORICAL    PRO FORMA
                                                              ----------    ---------
                                                                    IN THOUSANDS
Cash........................................................  $   24,561    $  115,061
                                                              ==========    ==========

Short-term debt.............................................  $  108,000    $       --
Current installments of long-term debt......................     100,510       100,510
Long-term debt:
  Equipment notes, interest at 11% to 11.25%, due December
     12, 2000 to December 30, 2001..........................         159           159
  General corporate debt:
     Medium term notes, interest at 5.87% to 7.97%, $15
      million due October 21, 2003 and $5 million due
      September 20, 2004....................................      20,000        20,000
     7% unsecured notes, due June 15, 2005..................      99,922        99,922
      % unsecured notes, due December 15, 2009..............          --       200,000
                                                              ----------    ----------
  Long-term debt............................................     120,081       320,081
                                                              ----------    ----------
Total debt..................................................  $  328,591    $  420,591
                                                              ==========    ==========

Shareholders' equity
  Common stock, authorized 1,200,000,000 shares, par value
     $1, issued and outstanding 310,080,847.................  $  310,081    $  310,081
  Additional paid-in capital................................          --            --
  Accumulated other comprehensive income (loss).............      (1,480)       (1,480)
  Retained earnings.........................................     893,413       893,413
                                                              ----------    ----------
Total shareholders' equity..................................  $1,202,014    $1,202,014
                                                              ==========    ==========

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected consolidated financial information is derived from the audited consolidated financial statements contained in our Annual Report on Form 10-K for the five fiscal years ended January 30, 1999. The information for the 39 weeks ended October 31, 1998 and October 30, 1999 is unaudited but we believe that it reflects all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the results for these interim periods. The following selected financial data reflect as discontinued operations our former Hit or Miss division (sold September 30, 1995) and Chadwick's of Boston catalog operation (sold December 7, 1996). The results of Marshalls are included in our consolidated results from the date of its acquisition on November 17, 1995.

     You should read this selected consolidated financial information together with the consolidated financial statements, related notes, and other financial information incorporated by reference in this prospectus.

                                                    FISCAL YEAR ENDED                        39 WEEKS ENDED
                                 -------------------------------------------------------   -------------------
                                 JAN. 28,   JAN. 27,   JAN. 25,    JAN. 31,     JAN. 30,   OCT. 31,   OCT. 30,
                                   1995     1996(1)      1997        1998         1999       1998       1999
                                 --------   --------   --------    --------     --------   --------   --------
                                                                  (53 WEEKS)                   (UNAUDITED)
                                               (IN MILLIONS, EXCEPT PER SHARE AND STORE AMOUNTS)
INCOME STATEMENT DATA:
  Net sales....................  $3,055.6   $3,975.1   $6,689.4    $7,389.1     $7,949.1   $5,666.7   $6,307.8
  Operating income.............     208.6      174.6      449.4       588.3        777.8      553.8      681.2
  Income from continuing
    operations, net of income
    taxes......................      84.5       51.6      213.8       306.6        433.2      306.3      399.3
  Income (loss) from
    discontinued operations,
    including (loss) on the
    disposal of discontinued
    operations, net of income
    taxes(2)...................      (1.9)     (22.0)     154.9          --         (9.0)      (9.0)        --
  Other items, net of income
    taxes(3)...................        --       (3.3)      (5.6)       (1.8)          --         --         --
                                 --------   --------   --------    --------     --------   --------   --------
  Net income...................  $   82.6   $   26.3   $  363.1    $  304.8     $  424.2   $  297.3   $  399.3
                                 ========   ========   ========    ========     ========   ========   ========
Diluted earnings per common
  share:(4)
  Continuing operations........  $   0.26   $   0.15   $   0.61    $   0.88     $   1.29   $   0.91   $   1.24
  Discontinued operations......     (0.01)     (0.08)      0.44          --        (0.02)     (0.03)        --
  Net income...................      0.26       0.06       1.04        0.87         1.27       0.88       1.24

Dividends per common share(4)..      0.14       0.12       0.07        0.10         0.12       0.09      0.105
Weighted average common shares
  (in millions)(4).............     293.8      290.8      350.7       349.6        334.6      336.7      320.8
Ratio of earnings to fixed
  charges(5)...................     2.94x      1.79x      3.03x       4.28x        5.34x      5.33x      6.45x
Ratio of earnings to combined
  fixed charges and preferred
  stock dividends(5)...........     2.53x      1.57x      2.68x       3.81x        5.16x      5.08x      6.45x
CASH FLOW DATA:
  Earnings before interest,
    taxes, depreciation, and
    amortization from
    continuing operations(6)...  $  228.0   $  206.2   $  530.3    $  651.7     $  842.2   $  612.0   $  769.7
  Capital expenditures.........     109.4      105.9      119.2       192.4        207.7      152.3      182.5

                                                    FISCAL YEAR ENDED                        39 WEEKS ENDED
                                 -------------------------------------------------------   -------------------
                                 JAN. 28,   JAN. 27,   JAN. 25,    JAN. 31,     JAN. 30,   OCT. 31,   OCT. 30,
                                   1995     1996(1)      1997        1998         1999       1998       1999
                                 --------   --------   --------    --------     --------   --------   --------
                                                                  (53 WEEKS)                   (UNAUDITED)
                                               (IN MILLIONS, EXCEPT PER SHARE AND STORE AMOUNTS)
BALANCE SHEET DATA:
  Working capital(7)(8)........  $  240.6   $  332.9   $  425.6    $  465.0     $  436.3   $  382.0   $  224.0
  Total assets(8)..............   1,374.0    2,545.8    2,506.8     2,609.6      2,747.8    2,787.1    2,950.7
  Long-term debt (exclusive of
    current installments)......     194.5      690.7      244.4       221.0        220.3      220.6      120.1
  Shareholders' equity.........     607.0      764.6    1,127.2     1,164.1      1,220.7    1,128.8    1,202.0
Stores in operation -- end of
  period
  T.J. Maxx....................       551        587        578         580          604        600        625
  Marshalls....................        --        496        454         461          475        471        498
  Winners......................        37         52         65          76           87         87         99
  HomeGoods....................        15         22         21          23           35         31         46
  T.K. Maxx....................         5          9         18          31           39         39         53
  A.J. Wright..................        --         --         --          --            6          5         11
                                 --------   --------   --------    --------     --------   --------   --------
Total stores...................       608      1,166      1,136       1,171        1,246      1,233      1,332
                                 ========   ========   ========    ========     ========   ========   ========

---------------
(1) The fiscal year ended January 27, 1996 (fiscal 1996) reflects an after-tax charge of $21.0 million ($35.0 million pre-tax), or $0.07 per share, for the estimated cost of closing some T.J. Maxx stores in connection with the acquisition of Marshalls. Fiscal 1996 and all subsequent periods include results of Marshalls from November 17, 1995.

(2) Discontinued operations relate to our former Hit or Miss division (sold September 30, 1995) and Chadwick's of Boston catalog operation (sold December 7, 1996). The income (loss) on disposal of discontinued operations includes an after-tax charge of $13.7 million in fiscal 1996 relating to the sale of Hit or Miss and an after-tax gain of $125.6 million in fiscal 1997 relating to the sale of Chadwick's of Boston. In addition, the income (loss) of Hit or Miss and the Chadwick's of Boston catalog operation for all periods prior to their sale dates are also included in discontinued operations. During fiscal 1999 we increased our reserve for our discontinued operations by $9.0 million ($15.0 million pre-tax), or $0.02 per share, primarily for potential lease liabilities relating to guarantees of leases of Hit or Miss.

(3) Other items, net of income taxes includes extraordinary charges of $3.3 million, or $0.01 per share, for the early retirement of debt in fiscal 1996 and $5.6 million, or $0.02 per share, for the early retirement of debt in fiscal 1997. Fiscal 1998 includes an extraordinary charge of $1.8 million, or $0.01 per share, for the write-off of deferred financing costs associated with a former bank credit agreement.

(4) All references to earnings per share amounts are diluted earnings per share and reflect the effects of both the June 1998 and June 1997 two-for-one stock splits.

(5) For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" represent income from continuing operations before provision for taxes, interest expense and the interest portion of rentals. "Fixed charges" represent interest expense, capitalized interest and the interest portion of rentals. "Preferred stock dividends" represent the preferred stock dividend requirements increased to an amount representing the pre-tax earnings that would be required to cover such dividend requirements. In November 1998, all outstanding shares of preferred stock were converted into common stock.

(6) EBITDA is presented because we believe it is frequently used by security analysts in the evaluation of companies like ours. However, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity or as an alternative to net income as an indicator of our operating performance or any other measure of performance in accordance with generally accepted accounting principles.

(7) Working capital includes current assets, including cash, minus current liabilities, including short-term debt and current installments of long-term debt.

(8) Excludes the net assets of discontinued operations.

                              DESCRIPTION OF NOTES

     The following description is a summary of the particular terms of the notes. This summary supplements the description of the general terms and provisions of the notes set forth under "Description of Debt Securities" in the prospectus dated July 1, 1996, as amended on December 3, 1999.

GENERAL

     We will issue the notes as a separate series of debt securities under an indenture dated as of September 15, 1993 between TJX and Bank One, NA as trustee. As of October 30, 1999, TJX had an aggregate of $220 million principal amount of securities outstanding under the indenture. We will issue notes with an aggregate principal amount of up to $200,000,000. We will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on December 15, 2009.

     Interest on the notes will accrue from December   , 1999 at the rate of   %
per annum. Interest will be payable semi-annually on December 15 and June 15 commencing June 15, 2000, and at maturity. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make each interest payment to the persons in whose names the notes are registered at the close of business on the December 1 or June 1 next preceding the interest payment date. We may make payments of principal and interest at the corporate trust office of the trustee in Chicago, Illinois or at the office or agency of TJX maintained for such purposes in the City of New York or, at our option, by mailing checks on any interest payment date. See "Book-Entry System" and "Same-Day Settlement and Payment."

OPTIONAL REDEMPTION

     The notes will be redeemable, in whole or in part, at our option at any time. The redemption price for the notes to be redeemed will equal the greater of the following amounts, plus, in each case, accrued interest thereon to the redemption date:

     - 100% of the principal amount of such notes; or

     - as determined by a Reference Treasury Dealer (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes (not including any portion of any payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate (as defined below) plus 15 basis points.

The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

     "ADJUSTED TREASURY RATE" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "COMPARABLE TREASURY ISSUE" means the United States Treasury security selected by a Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     "COMPARABLE TREASURY PRICE" means, with respect to any redemption date (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "REFERENCE TREASURY DEALER" means Goldman, Sachs & Co. and its successors and any other primary U.S. Government securities dealer in New York City selected by the trustee after consultation with us.

     "REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third Business Day preceding such redemption date.

     We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

     The notes will not be entitled to the benefit of a sinking fund.

COVENANTS AND EVENTS OF DEFAULT

     Covenants with respect to the notes and the events of default under the notes are described in the Prospectus.

BOOK-ENTRY SYSTEM

     We will issue the notes in the form of one or more fully registered global securities (collectively, the "Global Note"). TJX will deposit the Global Note with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and will register it in the name of the Depositary's nominee. Except as set forth below, the Global Note may be transferred only to another nominee of the Depositary or to a successor depositary or its nominee.

     The Depositary has advised the Underwriters and us as follows:

     The Depositary is a limited-purpose trust company created to hold securities for its participating organizations. The Depositary also facilitates the clearance and settlement of transactions in those securities among participants through electronic computerized book-entry changes in participants' accounts. This eliminates the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. The Depositary is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to indirect participants such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

     Pursuant to procedures established by the Depositary:

     (1) upon deposit of the Global Note, the Depositary will credit the accounts of its participants for purchases of notes(notes must be purchased by or through participants); and

     (2) ownership of interests in the Global Note will be shown on, and the transfer of ownership of interests will be effected only through, the records of participants and indirect participants.

     Owners of interests in the Global Note will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders of the notes under the indenture for any purpose. They will not receive written confirmation from the Depositary of their purchase of an interest in the Global Note. The participant or indirect participant through which beneficial owners purchased their interests should give written confirmations to them providing details of the transactions, as well as periodic statements of their holdings.

     The Depositary registers all notes deposited by participants in the name of the Depositary's partnership nominee, Cede & Co. This facilitates subsequent transfers but does not have any effect on beneficial ownership. The records of the Depositary only identify the participants to whose accounts such notes are credited. These may or may not be the beneficial owners. The Depositary has no knowledge of the actual beneficial owners of the notes. The participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Arrangements among the Depositary, participants, indirect participants and beneficial owners of interests in the notes will govern the conveyance of notices and other communications among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     We will send any redemption notices to the Depositary. If we redeem only a portion of the notes, the Depositary will determine by lot the amount of the interest of each participant in the notes to be redeemed.

     Neither the Depositary nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, the Depositary will mail an omnibus proxy to TJX as soon as possible after a record date for a consent solicitation. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

     We will make principal and interest payments on the notes to the Depositary. The Depositary's practice is to credit participants' accounts on the payable date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on the payable date. Participants and indirect participants will be responsible for all payments to beneficial owners of interests in the notes. These payments will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name." The Depositary, the trustee and TJX are not responsible for such payments, subject to any statutory or regulatory requirements as may be in effect from time to time. The Depositary is responsible for disbursing payments of principal and interest from TJX or the trustee to participants. Participants are responsible for disbursing these payments to indirect participants who clear through or maintain a custodial relationship with them. Participants and indirect participants are responsible for disbursing these payments to the beneficial owners of interests in the notes.

     We will print and deliver note certificates if:

     (1) the Depositary gives reasonable notice to us or the trustee that it intends to discontinue providing securities depositary services with respect to the notes and we do not obtain a successor securities depositary; or

     (2) we decide to discontinue use of the system of book-entry transfers through the Depositary or a successor securities depositary.

     The Global Note representing all but not part of the notes is exchangeable for notes in definitive form of like terms if:

     (1) the Depositary notifies us that it is unwilling or unable to continue as depositary for the Global Note or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and, in either case, we do not appoint a successor depositary within 90 days of the occurrence of the Depositary's ineligibility;

     (2) in our discretion at any time, we determine not to have all of the notes represented by the Global Note and notify the trustee thereof; or

     (3) an Event of Default has occurred and is continuing with respect to the notes.

If the Global Note is exchangeable as a result of one of these conditions, it shall be exchangeable for notes issuable in authorized denominations and registered in such names as the Depositary holding the Global Note shall direct. The Global Note is not otherwise exchangeable, except for a note or notes of the same aggregate denominations to be registered in the name of the Depositary or its nominee or in the name of a successor depositary or its nominee.

     We believe that the information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from reliable sources, but we take no responsibility for its accuracy.

SAME-DAY SETTLEMENT AND PAYMENT

     The Underwriters will make settlement for the notes in immediately available or same-day funds. So long as the notes are represented by the Global Note, we will make all payments of principal and interest in immediately available funds.

     Secondary trading in notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, so long as the notes are represented by the Global Note registered in the name of the Depositary or its nominee, the notes will trade in the Depositary's Same-Day Funds Settlement System. Secondary market trading activity in the notes represented by the Global Note will be required by the Depositary to settle in immediately available or same-day funds. We cannot give any assurance as to the effect, if any, of settlement in same-day funds on trading activity in the notes.

                                  UNDERWRITING

     TJX and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each Underwriter has severally agreed to purchase the principal amount of notes indicated in the following table:

                                                              Principal Amount
Underwriters                                                      of Notes
------------                                                  ----------------
Goldman, Sachs & Co. .......................................
Lehman Brothers Inc. .......................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
BancBoston Robertson Stephens Inc. .........................
Banc One Capital Markets, Inc. .............................
BNY Capital Markets, Inc. ..................................
                                                                ------------
          Total.............................................    $200,000,000
                                                                ============

     Notes sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus. Any notes sold by the Underwriters to securities dealers may be sold at a discount
from the initial public offering price of up to      % of the principal amount
of notes. Any such securities dealers may resell any notes purchased from the Underwriters to certain other brokers or dealers at a discount from the initial
public offering price of up to      % of the principal amount of notes. If all
the notes are not sold at the initial offering price, the Underwriters may change the offering price and the other selling terms.

     The notes are a new issue of securities with no established trading market. TJX has been advised by the Underwriters that the Underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     In connection with the offering, the Underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in process.

     The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     TJX estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $160,000.

     TJX has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     From time to time, the Underwriters and their affiliates perform investment banking, commercial banking and other financial services for TJX and its affiliates.

                                 LEGAL OPINIONS

     The validity of the notes will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts, and for the Underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

     The consolidated balance sheets as of January 30, 1999 and January 31, 1998, and the consolidated statements of income, shareholders' equity and cash flows for the fiscal years ended January 30, 1999, January 31, 1998 and January 25, 1997, incorporated by reference in this prospectus have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS (ISSUED JULY 1, 1996, AS AMENDED ON DECEMBER 3, 1999)

                        [LOGO: THE TJX COMPANIES, INC.]

                 COMMON STOCK, PREFERRED STOCK, DEBT SECURITIES
                             ---------------------
     The TJX Companies, Inc. ("TJX" or the "Company") intends to issue from time to time in one or more series its (i) shares of common stock, par value $1.00 per share (the "Common Stock"), (ii) shares of preferred stock, par value $1.00 per share (the "Preferred Stock") and (iii) unsecured debt securities (the "Debt Securities"). The Common Stock, Preferred Stock and Debt Securities offered by the Company hereby (collectively, the "Offered Securities") will have an aggregate initial public offering price not to exceed $600,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, on terms to be determined at the time of sale. The Offered Securities may be offered, separately or as units with other Offered Securities, in separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. See "Description of Debt Securities."

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered, such as, where applicable, (i) in the case of Common Stock, the public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, number of shares or fractional interests therein, and the dividend, liquidation, redemption, conversion, voting and other rights and the initial public offering price; (iii) in the case of Debt Securities, the specific designation, aggregate principal amount, currency, denomination, maturity, priority, interest rate (which may be variable or fixed), time of payment of interest, terms for optional redemption or repayment or for sinking fund payments, terms for conversion into or exchange for other Offered Securities or other securities of the Company, the designation of the Trustee acting under the applicable Indenture and the initial public offering price; and (iv) in the case of all Offered Securities, whether such Offered Security will be offered separately or as a unit with other Offered Securities, will be set forth in the accompanying Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.

     The Offered Securities may be sold for public offering to underwriters or dealers, which may be a group of underwriters represented by one or more managing underwriters. In addition, the Offered Securities may be sold directly by the Company or through agents designated from time to time. See "Plan of Distribution." The names of any such agents, dealers or managing underwriters, and of any underwriters, involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered and the applicable agent's commission, dealer's purchase price or underwriter's discount will be set forth in the Prospectus Supplement. The net proceeds to the Company from such sale will also be set forth in the Prospectus Supplement. Any underwriters, dealers or agents participating in the offering of Offered Securities may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act").
                             ---------------------
THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES UNLESS
 ACCOMPANIED BY A PROSPECTUS SUPPLEMENT. THE DEBT SECURITIES WILL BE UNSECURED OBLIGATIONS OF THE COMPANY, WILL NOT BE OBLIGATIONS OF A DEPOSITORY INSTITUTION
  AND WILL NOT BE INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
                           OTHER GOVERNMENTAL AGENCY.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATES SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------
  THE DATE OF THIS PROSPECTUS IS JULY 1, 1996, AS AMENDED ON DECEMBER 3, 1999.

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer or solicitation by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall under any circumstance imply that the information herein is correct as of any date subsequent to the date hereof.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation of Certain Documents by
Reference.............................    3
Available Information.................    3
The Company...........................    4
Use of Proceeds.......................    4
Consolidated Ratio of Earnings to
  Fixed Charges and of Earnings to
  Combined Fixed Charges and Preferred
  Stock Dividends.....................    4
Description of Capital Stock..........    5
Description of Debt Securities........   10
Plan of Distribution..................   19
Legal Opinions........................   21
Experts...............................   21

                            ------------------------

     IN CONNECTION WITH ANY OFFERING OF SECURITIES HEREUNDER AT FIXED PRICES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF COMMON STOCK, PREFERRED STOCK AND/OR DEBT SECURITIES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously or simultaneously filed with the Securities and Exchange Commission (the "Commission") (File No. 1-4908) are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended January 27, 1996;

          (b) The Company's Quarterly Report on Form 10-Q for the thirteen weeks ended April 27, 1996;

          (c) The Company's Current Report on Form 8-K dated May 24, 1996 (filed June 5, 1996);

          (d) The Company's Current Report on Form 8-K dated June 18, 1996 (filed June 20, 1996).

          (e) The Company's Amendment No. 4 on Form 8-A/A dated June 3, 1996 to the Company's Registration Statement on Form 8-A in respect of the Common Stock, including without limitation the description of the Common Stock set forth therein; and

          (f) The consolidated financial statements of Marshalls of Roseville, Minn., Inc. and the unaudited pro forma condensed consolidated financial statements of the Company set forth in the Company's Amendment No. 1 on Form 8-K/A dated November 17, 1995 (filed January 31, 1996).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") after the date this Prospectus was originally filed with the Commission and prior to the termination of the offering made hereby shall be incorporated by reference into this Prospectus and shall be deemed to be a part of this Prospectus from the date of filing of such documents. See "Available Information." Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained in this Prospectus or in the accompanying Prospectus Supplement, or in any other subsequently filed incorporated document, modifies or supersedes such statement. The Company will provide, upon written or oral request, without charge, to each person to whom a copy of this Prospectus has been delivered, a copy of any or all of the documents which have been or may be incorporated in this Prospectus by reference, other than certain exhibits to such documents. Requests for such copies should be directed to: The TJX Companies, Inc., 770 Cochituate Road, Framingham, Massachusetts 01701 (telephone
(508) 390-1000), Attention: Sherry Lang, Vice President Investor and Public Relations.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files periodic reports, proxy materials and other information with the Commission. Such reports, proxy materials and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http://www.sec.gov. In addition, similar information concerning the Company can be inspected at the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits thereto for further information with respect to the Company and the Offered Securities.

                                  THE COMPANY

     The TJX Companies, Inc. is the largest off-price family apparel retailer in North America. The Company operates T.J. Maxx stores, the recently acquired Marshalls chain, and Winners Apparel Ltd., a Canadian off-price family apparel chain. The Company is also developing HomeGoods, a U.S. off-price home fashion chain, and T.K. Maxx, an off-price family apparel concept in the United Kingdom. The Company also has operated the Chadwick's of Boston off-price women's fashion catalog. The Company's mission is to consistently deliver value to its customers by providing rapidly changing assortments of brand-name merchandise at prices substantially below department and specialty store regular prices. Net sales of the Company for the fiscal year ended January 27, 1996 were $4.4 billion, including Marshalls sales since its acquisition by TJX in November 1995. The Company's combined T.J. Maxx and Marshalls division represents the substantial majority of the Company's sales volume.

     On May 24, 1996, the Company's subsidiary Chadwick's of Boston, Ltd. filed with the Commission a Registration Statement (File No. 333-4427) related to the sale by the Company in an underwritten public offering of up to 9,260,000 shares (or approximately 61%), excluding 1,389,000 shares (or approximately 9%) subject to an underwriters' overallotment option, of the common stock of Chadwick's, which operates the Chadwick's of Boston fashion catalog.

                                USE OF PROCEEDS

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the net proceeds from the sale of the Offered Securities by the Company will be added to the Company's general funds and used for the repayment of debt, the redemption or repurchase of Preferred Stock, or other general corporate purposes.

             CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following are the consolidated ratio of earnings to fixed charges and the consolidated ratio of earnings to combined fixed charges and preferred stock dividends of the Company for each of the periods indicated. The following ratios reflect the Company's Hit or Miss division, which was sold on September 30, 1995, as a discontinued operation. On November 17, 1995 the Company acquired Marshalls. The Company has included the results of Marshalls in its consolidated results commencing November 18, 1995. Accordingly, the following ratios include the historical results of Marshalls only from and after November 18, 1995. These ratios should be considered in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

                                                        FISCAL YEAR ENDED                             THIRTEEN WEEKS ENDED
                               -------------------------------------------------------------------   ----------------------
                               JANUARY 25,   JANUARY 30,   JANUARY 29,   JANUARY 28,   JANUARY 27,   APRIL 29,    APRIL 27,
                                  1992          1993          1994          1995          1996         1995         1996
                               -----------   -----------   -----------   -----------   -----------   ---------    ---------
Ratio of earnings to fixed
  charges(1).................     3.79x         4.04x         4.42x         2.92x         1.94x        1.65x        2.14x
Ratio of earnings to combined
  fixed charges and preferred
  stock dividends(1).........     3.79x         3.65x         3.69x         2.52x         1.70x        1.47x        1.83x

---------------

(1) For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" represent income from continuing operations, provision for taxes, interest expense and the interest portion of rentals. "Fixed charges" represents interest expense, capitalized interest, and a portion of rentals which is considered representative of the interest factor. "Preferred stock dividends" represent the preferred stock dividend requirements increased to an amount representing the pre-tax earnings that would be required to cover such dividend requirements.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the Company's capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Restated Certificate of Incorporation of the Company, as amended (the "Certificate"), the respective Certificates of Designation (each, a "Certificate of Designation") with respect to each series of Preferred Stock described herein and the By-Laws of the Company (the "By-Laws"), copies of which are incorporated by reference as exhibits to the Registration Statement relating to the offering herein.

AUTHORIZED CAPITAL STOCK

     The Company's authorized capital stock consists of 155 million shares of capital stock, of which 150 million shares are Common Stock, $1.00 par value per share, and 5 million shares are Preferred Stock, $1.00 par value per share. The Certificate authorizes the issuance of shares of Preferred Stock from time to time in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by the Certificate, without stockholder approval, with such voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as are set forth in resolutions adopted by the Company's Board of Directors. Thus, without stockholder approval, the Company could authorize the issuance of Preferred Stock with voting, conversion and other rights that could dilute the voting power and other rights of holders of the Common Stock and, subject to any limiting terms thereof, other series of Preferred Stock. The Company may from time to time amend the Certificate to increase the number of authorized shares of Common Stock or Preferred Stock in the manner provided by the Certificate and the General Corporation Law of the State of Delaware.

COMMON STOCK

     Subject to the rights of holders of Preferred Stock, holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of such funds legally available for declaration of dividends. Holders of Common Stock are entitled to one vote per share on every question submitted to them at a meeting of stockholders or otherwise. In the event of a liquidation, dissolution or winding up and distribution of the assets of the Company, after paying or setting aside for the holders of Preferred Stock the full preferential amounts to which they are entitled, and subject to any rights of any series of Preferred Stock to participate pro rata with the Common Stock with respect to distributions, the holders of Common Stock will be entitled to receive pro rata all of the remaining assets of the Company available for distribution to stockholders. There are no pre-emptive rights for holders of Common Stock. The issued and outstanding shares of Common Stock are fully paid and nonassessable. Shares of Common Stock are not convertible into shares of any other class of capital stock of the Company.

PREFERRED STOCK

     The following description of certain terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in the Prospectus Supplement relating to such series of Preferred Stock. The description set forth below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Certificate and the Certificate of Designations (the "Designation") establishing a particular series of Preferred Stock , which will be in the form filed as an exhibit to, or incorporated by reference in, the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of Preferred Stock.

  General

     The Preferred Stock will have the dividend, liquidation, redemption, conversion, and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including (i) the title and liquidation preference per share of such Preferred

Stock and the number of shares offered; (ii) the price at which such Preferred Stock will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (iv) any redemption or sinking fund provisions of such Preferred Stock; (v) any conversion or exchange provisions of such Preferred Stock; (vi) the voting rights, if any, of such Preferred Stock; (vii) whether such Preferred Stock will be listed on a national securities exchange; and (viii) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations, and restrictions of such Preferred Stock. The Preferred Stock will, when issued, be fully paid and nonassessable. Payment of dividends on any series of Preferred Stock may be restricted by loan agreements, indentures or other transactions entered into by the Company. The accompanying Prospectus Supplement describes any material contractual restrictions on dividend payments. The foregoing and following description is not intended to be an exclusive list of the terms that may be applicable to any Preferred Stock offered hereby and shall not limit in any respect the ability of the Company to issue Preferred Stock with terms different from or in addition to those described above or elsewhere in this Prospectus provided that such terms are not inconsistent with this Prospectus.

  Dividend Rights

     The Preferred Stock will be preferred over the Common Stock as to payment of dividends. Each series of Preferred Stock may rank junior to, senior to, or on a parity with any other series of Preferred Stock with respect to the payment of dividends. Holders of shares of each series of Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Company out of assets of the Company legally available for payment, dividends (in cash, shares of Common Stock or Preferred Stock, or otherwise) at the rate and on the date or dates set forth in the Prospectus Supplement. Each dividend is payable to holders of record as they appear on the stock register of the Company on a record date, not more than 60 nor less than 10 days before the payment date, fixed by the Board of Directors of the Company. Dividends payable for each full dividend period are computed by annualizing the dividend rate and dividing by the number of dividend periods in a year. Dividends payable for any period greater or less than a full dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based on different methods of determination. The Preferred Stock is not entitled to any dividend, whether payable in cash, property or stock, in excess of full accrued dividends. No interest is payable in respect of any accrued and unpaid dividends.

     Dividends on any series of Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company shall have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period. With respect to each series of Preferred Stock, the dividends on each share of such series with respect to which dividends are cumulative shall be cumulative from the date of issue of such share unless some other date is set forth in the Prospectus Supplement relating to any such series.

     Unless full dividends (including, in the case of cumulative Preferred Stock, accumulations, if any, in respect of prior dividend payment periods) on all outstanding shares of each series of Preferred Stock ranking senior to a particular series of Preferred Stock have been paid or declared and set aside for payment for all the then-current dividend payment period (and, if such other Preferred Stock is cumulative, all other dividend payment periods terminating on or before the date of payment of such dividend), no dividend may be declared on shares of such series of Preferred Stock (other than a dividend paid in stock ranking junior to any series of Preferred Stock ranking senior to such series of Preferred Stock as to dividends), nor may shares of such series of Preferred Stock be redeemed or purchased by the Company (other than a purchase or redemption made by issue or delivery of stock ranking junior to any Series of Preferred Stock ranking senior to such series of Preferred Stock as to dividends, or upon liquidation, dissolution or winding up). Unless full dividends (including, in the case of cumulative Preferred Stock, accumulations, if any, in respect of prior dividend payment periods) on all outstanding shares of such series of Preferred Stock have been paid or declared and set aside for payment for the then-current dividend payment period (and, if such Preferred Stock is cumulative, all previous dividend payment periods), no dividend (other than a dividend paid in stock ranking junior to such series of Preferred Stock as to dividends) may be declared on any stock ranking junior to such series of Preferred Stock as to dividends, nor may any stock ranking junior to such series of Preferred Stock as to dividends or upon liquidation, dissolution or winding up be redeemed or purchased by the Company (other than a purchase or redemption made by issue or delivery of stock ranking junior to such series of Preferred Stock as to dividends or upon liquidation, dissolution or winding up); provided that, unless prohibited by the terms of any other outstanding series of Preferred Stock, any monies theretofore deposited in any sinking fund with respect to any Preferred Stock in compliance with the terms thereof may thereafter be applied in accordance with the terms thereof. If dividends on such series of Preferred Stock and on any other series of Preferred Stock ranking on a parity as to dividends with such series of Preferred Stock are in arrears, any dividend payment on account of such arrearage must be made ratably upon all outstanding shares of such series of Preferred Stock and such other series of Preferred Stock in proportion to the respective amounts of accrued dividends.

  Rights Upon Liquidation

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company not including mergers, consolidations and sale of all or substantially all assets, before any payment or distribution of assets (whether from capital or surplus) is made to holders of any series of Preferred Stock upon liquidation, dissolution or winding up, the holders of each class or series of Preferred Stock ranking senior to such series of Preferred Stock upon liquidation, dissolution or winding up shall be entitled to receive full payment of their liquidation preferences. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any payment or distribution of assets (whether from capital or surplus) is made to holders of Common Stock or any other stock of the Company ranking junior to the shares of such series of Preferred Stock upon liquidation, dissolution or winding up, the holders of such series of Preferred Stock shall receive a liquidation preference per share in the amount set forth in the Prospectus Supplement and shall be entitled to receive all accrued and unpaid dividends through the date of distribution, and the holders of any class or series of Preferred Stock ranking on a parity with such series of Preferred Stock as to liquidation, dissolution or winding up shall be entitled to receive the full respective liquidation preferences (including any premium) to which they are entitled and shall receive all accrued and unpaid dividends with respect to their respective shares through and including the date of distribution. If, upon such a voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to pay in full the amounts described above as payable with respect to such series of Preferred Stock and any class or series of Preferred Stock of the Company ranking on a parity with such series of Preferred Stock as to liquidation, dissolution or winding up, the holders of such series of Preferred Stock and of such other class or series of Preferred Stock will share ratably in any such distribution of assets of the Company first in proportion to their respective liquidation preferences until such preferences are paid in full, and then in proportion to their respective amounts of accrued but unpaid dividends. After payment of any such liquidating preference and accrued dividends, the shares of such series of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. Neither the sale of all or substantially all the assets of the Company, nor the merger or consolidation of the Company into or with any other corporation, will be deemed to be a liquidation, dissolution or winding up of the Company.

  Redemption

     A series of the Preferred stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such series of Preferred Stock that will be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption. The redemption price may be payable in cash, capital stock or in cash received from the net proceeds of the issuance of capital stock of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock. If the redemption price is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such series may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuances are insufficient to pay in full the aggregate redemption price then due, the applicable shares of such series of Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the Prospectus Supplement relating to such series of Preferred Stock.

     If fewer than all the outstanding shares of any series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the selection of the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board of Directors or a duly authorized committee thereof, or by any other method that may be determined by the Board of Directors or such committee to be equitable. From and after the date of redemption (unless default shall be made by the Company in providing for the payment of the redemption price), dividends shall cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price) shall cease.

     In the event that full dividends, including accumulations in the case of cumulative Preferred Stock, on any series of Preferred Stock have not been paid, such series of Preferred Stock may not be redeemed in part and the Company may not purchase or acquire any shares of such series of Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of such series of Preferred Stock.

  Conversion

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of Preferred Stock. As described under "Redemption" above, under certain circumstances, the Preferred Stock may be mandatorily converted into Common Stock or another series of Preferred Stock. The Preferred Stock will have no preemptive rights.

  Voting Rights

     All shares of any series of Preferred Stock shall have the voting rights (if any) set forth in the Prospectus Supplement relating to any such series. Except as indicated below or as expressly required by applicable law, holders of Preferred Stock have no voting rights.

     If the equivalent of six full quarterly dividends payable on any series of Preferred Stock are in arrears, the maximum authorized number of directors of the Company will be increased by two and the holders of such series of Preferred Stock, voting separately as a class with the holders of shares of any other series of Preferred Stock ranking on a parity with such series of Preferred Stock and upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors for successive one-year terms until all dividends in arrears on such series of Preferred Stock have been paid or declared and set apart for payment. Upon payment or declaration and setting apart of funds for payment of all such dividends in arrears, the term of office of each director elected will immediately terminate and the number of directors constituting the entire Board of Directors of the Company will be reduced by the number of directors elected by the holders of such series of Preferred Stock and any other series of Preferred Stock ranking on a parity with such series of Preferred Stock as discussed above.

     The Company may not, without the affirmative vote or consent of two-thirds of the votes of the holders of such series of Preferred Stock and each other series of Preferred Stock ranking on a parity with such series of Preferred Stock and upon which like voting rights have been conferred (voting together as a single class), create, authorize or issue, or reclassify any authorized stock of the Company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the Company ranking prior to such series of Preferred Stock or any other series of Preferred Stock which ranks on a parity with such series of Preferred Stock as to dividends or upon liquidation, dissolution or winding up. The Company may not, without the affirmative vote or consent of two-thirds of the votes of the holders of the outstanding shares of such series of Preferred Stock and each other series of Preferred Stock of the Company similarly affected, if any, voting together as a single class, amend, alter or repeal any provision of the Certificate which would materially and adversely affect the preferences, rights, powers or privileges, qualification, limitations and restrictions of such series of Preferred Stock and any such other series of Preferred Stock; provided, however, that the creation, issuance or increase in the amount of authorized shares of any other series of Preferred Stock ranking on a parity with or junior to such series of Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the affairs of the Company will not be deemed to materially and adversely affect such rights and preferences, privileges or voting powers.

  No Other Rights

     The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement, the Certificate or the applicable Certificate of Designation or as otherwise required by laws.

  Transfer Agent and Registrar

     The transfer agent and registrar for each series of Preferred Stock will be designated in the applicable Prospectus Supplement.

CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Certificate and By-Laws contain various provisions that may impede the acquisition of control of the Company by means of a tender offer, proxy fight or other means. Such provisions include a classified Board of Directors, restrictions on the ability of stockholders to remove directors, the ability to fill vacancies or call a stockholder meeting, and restrictions on stockholder proposals and amendment of certain charter and by-law provisions.

     The Certificate further provides that no director of the company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Section 174 of the Delaware General Corporation Law specifies conditions under which directors of Delaware corporations may be liable for unlawful payment of dividends or unlawful stock purchases or redemptions.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     As a Delaware corporation, the Company is subject to the provisions of
Section 203 of the General Corporation Law of the State of Delaware. Section 203 generally provides that if a person or group acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") without prior board approval, such interested stockholder may not, for a period of three years, engage in a wide range of business combination transactions with the corporation. However, this restriction does not apply to a person who becomes an interested stockholder in a transaction resulting in the interested stockholder owning at least 85% of the corporation's voting stock (excluding from the outstanding shares, shares held by officer-directors or pursuant to employee stock plans without confidential tender offer decisions), or to a business combination approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. In addition, Section 203 does not apply to certain business combinations proposed subsequent to the public announcement of specified business combination transactions which are not opposed by the board of directors.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities offered hereby are to be issued under an Indenture, dated as of September 15, 1993 (the "Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"), or under a substantially identical indenture with a different trustee. The following summary of certain provisions of the Indenture, a copy of which was filed as an exhibit to the Registration Statement, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture, including the definition therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. If the Debt Securities are issued under an indenture other than the Indenture, the Prospectus Supplement will identify the trustee and will describe any material differences between that indenture and the Indenture.

GENERAL

     The Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company.

     The Debt Securities that may be offered under the Indenture are not limited in amount. As of May 30, 1996, the Company had an aggregate of $257,500,000 in principal amount of Debt Securities outstanding under the Indenture.

     The Debt Securities may be issued in one or more series with the same or various maturities, at par, at a premium, or with an original issue discount. The Prospectus Supplement will set forth the initial offering price, the aggregate principal amount and the following terms of the Debt Securities in respect of which this Prospectus is delivered: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the date or dates on which principal on such Debt Securities will be payable; (4) the rate or rates and, if applicable, the method used to determine the rate including any commodity, commodity index, stock exchange index or financial index, at which such Debt Securities will bear interest, if any, the date or dates from which such interest will accrue, the dates on which such interest shall be payable and the record date for the interest payable on any interest payment date; (5) the place or places where principal of, premium, if any, and interest on such Debt Securities will be payable; (6) the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed; (7) the obligation, if any, of the Company to redeem or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof; (8) the denominations of such Debt Securities, if other than denominations of $1,000 and any integral multiple thereof; (9) the portion of principal amount of such Debt Securities that shall be payable upon acceleration, if other than the principal amount thereof; (10) the currency of denomination of such Debt Securities; (11) the designation of the currency or currencies in which payment of principal of and interest on such Debt Securities will be made; (12) the manner in which the amounts of payment of principal of premium, if any, or interest on such Debt Securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies other than that in which the Debt Securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index; (13) if payments of principal of, premium, if any, or interest on the Debt Securities are to be made in currency other than the denominated currency, the manner in which the exchange rate with respect to such payments will be determined; (14) any other terms of such Debt Securities, which other terms will not be inconsistent with the provisions of the Indenture; and (15) any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the Debt Securities other than those originally appointed. (Indenture sec. 2.2.) The Prospectus Supplement will set forth any federal income tax, accounting or special considerations applicable to the Debt Securities.

PAYMENT OF INTEREST AND EXCHANGE

     Each Debt Security will be issued as a Certificated Debt Security, registered in the name of the holder or its nominee, or as a Book-Entry Debt Security represented by a Global Debt Security registered in the name of the Depositary or its nominee.

  Certificated Debt Securities

     Principal of, premium, if any, and interest on Certificated Debt Securities will be payable to the Holders thereof at the principal office of the Trustee in Chicago, Illinois, or at any paying agency, as defined in the Indenture, maintained at the time by the Company for such purpose. At the option of the Company, payment of interest on Certificated Debt Securities may be made by check mailed to the address of the record holder thereof (the "Holder") as of the applicable record date as such address appears in the Certificated Debt Securities Register. Certificated Debt Securities may be transferred or exchanged at the aforementioned Trustee's office or paying agencies in accordance with the terms of the Indenture. No service charge will be made for any transfer or exchange of Certificated Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Certificated Debt Securities will not be exchangeable for Book-Entry Debt Securities, except under the circumstances described below under "Global Debt Securities and Book-Entry System." (Indenture secs. 2.4 and 2.7.)

     The transfer of Certificated Debt Securities and the right to the principal of premium, if any, and interest on such Certificated Debt Securities may be effected only by surrender of the old certificate representing such Certificated Debt Securities and either reissuance by the Company or the Trustee of the old certificate to the new Holder or the issuance by the Company or the Trustee of a new certificate to the new Holder.

  Global Debt Securities and Book-Entry System

     Upon issuance, all Book-Entry Debt Securities having the same Issue Date, interest rate, if any, amortization schedule, if any, maturity date and other terms, if any, will be represented by one or more Global Debt Securities. Each Global Debt Security representing Book-Entry Debt Securities will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee of the Depositary. Book-Entry Debt Securities will not be exchangeable for Certificated Debt Securities and will not otherwise be issuable as Certificated Debt Securities.

     The procedures that the Depositary has indicated it intends to follow with respect to Book-Entry Debt Securities are set forth below.

     Ownership of beneficial interests in a Book-Entry Debt Securities will be limited to persons that have accounts with the Depositary for the related Global Debt Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Global Debt Security, the Depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Book-Entry Debt Securities represented by such Global Debt Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Book-Entry Debt Securities. Ownership of Book-Entry Debt Securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for the related Global Debt Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Book-Entry Debt Securities.

     So long as the Depositary, or its nominee, is the registered owner of such Global Debt Security, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Book-Entry Debt Securities represented by such Global Debt Security for all purposes under the Indenture. Except as set forth below, owners of Book-Entry Debt Securities will not be entitled to have such securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing such securities and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning Book-Entry Debt Securities must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if an owner of Book-Entry Debt Securities desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant Book-Entry Debt Securities to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Payments of principal, premium, if any, and interest on Book-Entry Debt Securities will be made to the Depositary or its nominee, as the case may be, as the registered holder of the related Global Debt Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Debt Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary, upon receipt of any payment of principal, premium, if any, or interest on a Global Debt Security, will immediately credit participants' accounts with payments in amounts proportionate to the respective amount of Book-Entry Debt Securities held by each such participant as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in Book-Entry Debt Securities held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If the Depositary is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue Certificated Debt Securities in exchange for such Global Debt Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Book-Entry Debt Securities represented by one or more Global Debt Securities and, in such event, will issue Certificated Debt Securities in exchange for such Global Debt Security or Securities. Any Certificated Debt Securities issued in exchange for a Global Debt Security will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of Book-Entry Debt Securities relating to such Global Debt Security.

     The foregoing information in this section concerning the Depositary and the Depositary's Book-Entry System has been obtained from sources the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CERTAIN COVENANTS OF THE COMPANY

     Restrictions on Liens. The Company will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any Indebtedness secured by any mortgage, security interest, pledge, lien or other encumbrance (herein referred to as a "Mortgage" or "Mortgages") upon any Operating Property or Operating Asset of the Company or any Restricted Subsidiary, whether such Operating Property or Operating Asset is now owned or hereafter acquired, without in any such case effectively providing concurrently with the issuance, assumption or guarantee of any such Indebtedness that the Debt Securities (together with, if the Company shall so determine, any other Indebtedness ranking equally with the Debt Securities other than Debt Securities not having the benefit of this provision) shall be secured equally and ratably with such Indebtedness, except that the foregoing restrictions shall not apply to: (i) the giving, within 180 days after the later of the acquisition or completion of construction or completion of substantial reconstruction, renovation, remodeling, expansion or improvement (each a "substantial improvement") of such property, and the placing in operation of such property after the acquisition or completion of any such construction or substantial improvement, of any purchase money Mortgage (including security for bankers acceptances and similar inventory financings in the ordinary course of business and vendors' rights under purchase contracts under an agreement whereby title is retained for the purpose of securing the purchase price thereof), or the acquiring of property not theretofore owned by the Company or such Restricted Subsidiary subject to any then existing Mortgage securing Indebtedness (whether or not assumed) including Indebtedness incurred for reimbursement of funds previously expended for any such purpose, provided that in each case (x) such Mortgage is limited to such property, including accretions thereto and any such construction or substantial improvement (or, with respect to bankers acceptances and similar inventory financings in the ordinary course of business, any inventory acquired by the Company or such Restricted Subsidiary during the 180-day period immediately preceding the date of creation of such Mortgage); (y) the principal amount of the Indebtedness being incurred that is secured by such Mortgage shall not exceed the cost of such acquired property, construction or substantial improvement, as the case may be; and (z) the principal amount of the Indebtedness secured by such Mortgage, together with all other Indebtedness to persons other than the Company or a Restricted Subsidiary secured by Mortgages on such property, shall not exceed the lesser of the total costs of such property, including any such construction or substantial improvement, to the Company or a Restricted Subsidiary or the fair market value thereof immediately following the acquisition, construction or substantial improvement thereof by the Company or a Restricted Subsidiary; (ii) the giving by the Company or a Restricted Subsidiary of a Mortgage on real property that is the sole security for Indebtedness (w) incurred within three years after the latest of (1) September 15, 1993, (2) the date of acquisition of such real property or (3) the date of completion of construction or substantial improvement made thereon by the Company or such Restricted Subsidiary, (x) incurred for the purpose of reimbursing itself for the cost of acquisition and/or the cost of improvement of such real property, (y) the amount of which does not exceed the lesser of the aggregate cost of such real property and improvements or the fair market value thereof, and (z) the holder of which shall be entitled to enforce payment of such Indebtedness solely by resorting to the security therefor, without any liability on the part of the Company or such Restricted Subsidiary for any deficiency; (iii) any Mortgage on assets of the Company or any Subsidiary existing on the date of the Indenture or any Mortgage on the assets of a Restricted Subsidiary on the date it became a Subsidiary or any Mortgage on the assets of a Subsidiary that is newly designated as a Restricted Subsidiary, if such Mortgage was created while such Subsidiary was a Non-Restricted Subsidiary, and such Mortgage would have been permitted under the provisions of this paragraph if such Subsidiary had been a Restricted Subsidiary at the time such Mortgage was created; (iv) any Mortgage incurred in connection with any refunding or extension of Indebtedness secured by a Mortgage permitted under clause (i), (ii) or (iii) above, provided that the principal amount of the refinancing or extending Indebtedness does not exceed the principal amount of the Indebtedness so refunded or extended and that such Mortgage applies only to the same property or assets subject to the prior permitted Mortgage and fixtures and building improvements thereon (and if the prior Mortgage was incurred under clause (ii) above, the requirements of clause (z) thereof are satisfied), or (v) any Mortgage given in favor of the Company or any Wholly Owned Restricted Subsidiary. (Indenture sec. 4.5(a).) On September 15, 1993, no Operating Property was subject to any Mortgage.

     Restrictions on Sale and Leaseback Transactions. Without equally and ratably securing the Debt Securities, the Company will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Operating Property or Operating Asset that has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person subsequent to September 15, 1993 with the intention of taking back a lease of such property (a "Sale and Leaseback Transaction") unless the terms of such sale or transfer have been determined by the Company's Board of Directors to be fair and arms' length and, within 180 days after the receipt of the proceeds of such sale or transfer, the Company or any Restricted Subsidiary applies an amount equal to the greater of the net proceeds of such sale or transfer or the fair value of such Operating Property or Operating Asset at the time of such sale or transfer to the prepayment or retirement (other than any mandatory prepayment or retirement) of Senior Funded Debt of the Company or such Restricted Subsidiary. The foregoing restriction will not apply to (i) any Sale and Leaseback Transaction for a term of not more than three years including renewals, (ii) any Sale and Leaseback Transaction with respect to Operating Property if a binding commitment with respect thereto is entered into within three years after the date such property was acquired (as the term "acquired" is used in the definition of Operating Property) or any Sale and Leaseback

Transaction with respect to Operating Assets if a binding commitment with respect thereto is entered into within 180 days after the later of the date such property was acquired and, if applicable, the date such property was first placed in operation, or (iii) any Sale and Leaseback Transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries provided that the lessor shall be the Company or a Wholly Owned Restricted Subsidiary. (Indenture sec. 4.6(a).)

     Exempted Debt. Notwithstanding the restrictions on Mortgages and Sale and Leaseback Transactions described above under "Restrictions on Liens" and "Restrictions on Sale and Leaseback Transactions," the Company or its Restricted Subsidiaries may, in addition to amounts permitted under such restrictions, create or assume Mortgages, and renew, extend or replace such Mortgages, or enter into Sale and Leaseback Transactions, provided that, after giving effect thereto, the aggregate outstanding principal amount of all Exempted Debt of the Company and its Restricted Subsidiaries does not exceed 10% of Consolidated Net Tangible Assets. (Indenture secs. 4.5(b) and 4.6(b).)

     Maintenance of Properties. The Company will cause all properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times, provided that the Company may discontinue the operation or maintenance of any of such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business or the business of any Subsidiary and not disadvantageous in any material respect to the Holders of the Debt Securities.

     Payment of Taxes and other Claims. The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges in excess of $250,000 levied or imposed upon the Company or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (2) all lawful claims for labor, materials and supplies in excess of $250,000 which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary, provided that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

     No Special Protection in the Event of a Highly Leveraged
Transaction. Unless otherwise indicated in the Prospectus Supplement relating thereto, the terms of the Debt Securities will not afford the holders special protection in the event of a highly leveraged transaction.

CERTAIN DEFINITIONS

     Set forth below are certain significant terms that are defined in Section
1.1 of the Indenture:

          "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the imputed rate of interest of such transaction determined in accordance with generally accepted accounting principles) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such arrangement (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The term "net rental payments" under any lease for any period shall mean the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.

          "Capitalized Lease Obligations" means obligations created pursuant to leases that are required to be shown on the liability side of a balance sheet in accordance with FASB Statement No. 13, "Accounting for Leases," as amended and interpreted, or any successor or comparable accounting standard.

          "Consolidated" when used with respect to any of the terms defined in the Indenture, refers to such terms as reflected in a consolidation of the accounts of the Company and its Restricted Subsidiaries in accordance with generally accepted accounting principles.

          "Consolidated Net Tangible Assets" means the total amounts of assets (less depreciation and valuation reserves and other reserves and items deductible from the gross book value of specific asset accounts under generally accepted accounting principles) that under generally accepted accounting principles would be included on a consolidated balance sheet of the Company and its Restricted Subsidiaries, after deducting therefrom (i) all liability items except Funded Debt, Capitalized Lease Obligations, stockholders' equity and reserves for deferred income taxes, (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles (other than leasehold costs and investments in so-called safe harbor leases), which in each such case would be so included on such balance sheet, and (iii) all amounts which would be so included on such balance sheet in respect of Investments (less applicable reserves) in Non-Restricted Subsidiaries in excess of the amount of such Investments at July 31, 1993. As of July 31, 1993, the amount of Investments in Non-Restricted Subsidiaries totaled approximately $315 million.

          "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

          "Exempted Debt" means the sum of the following items outstanding as of the date Exempted Debt is being determined: (i) Indebtedness for money borrowed of the Company and its Restricted Subsidiaries incurred after the date of the Indenture and secured by liens created or assumed or permitted to exist pursuant to Section 4.5(b) of the Indenture, and (ii) Attributable Debt of the Company and its Restricted Subsidiaries in respect of all Sale and Leaseback Transactions entered into pursuant to Section 4.6(b) of the Indenture.

          "Funded Debt" of any person means Indebtedness, whether incurred, assumed or guaranteed, maturing by its terms more than one year from the date of creation thereof, or that is extendable or renewable at the sole option of the obligor so that it may become payable more than one year from the date of creation thereof; provided, however, that Funded Debt shall not include (i) obligations created pursuant to leases, (ii) any Indebtedness or portion thereof maturing by its terms within one year from the time of any computation of the amount of outstanding Funded Debt unless such Indebtedness shall be extendable or renewable at the sole option of the obligor in such manner that it may become payable more than one year from such time, or (iii) any Indebtedness for the payment or redemption of which money in the necessary amount shall have deposited in trust either at or before the maturity date thereof.

          "Indebtedness" of any person means indebtedness for borrowed money and indebtedness under purchase money mortgages or other purchase money liens or conditional sales or similar title retention agreements, in each case where such indebtedness has been created, incurred, or assumed by such person to the extent such indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with generally accepted accounting principles, guarantees by such Person of such indebtedness, and indebtedness for borrowed money secured by any mortgage, pledge or other lien or encumbrance upon property owned by such person, even though such person has not assumed or become liable for the payment of such indebtedness.

          "Investment" means and includes any investment in stock, evidences of indebtedness, loans or advances, however made or acquired, but shall not include accounts receivable of the Company or of any Restricted Subsidiary arising from transactions in the ordinary course of business, or any evidences of indebtedness, loans or advances made in connection with the sale to any Subsidiary of accounts receivable of the Company or any Restricted Subsidiary arising from transactions in the ordinary course of business of the Company or any Restricted Subsidiary.

          "Non-Restricted Subsidiary" means any Subsidiary other than a Restricted Subsidiary.

          "Operating Assets" means all merchandise inventories, furniture, fixtures and equipment (including all transportation and warehousing equipment but excluding office equipment and data processing equipment) owned by the Company or a Restricted Subsidiary.

          "Operating Property" means all real property and improvements thereon owned by the Company or a Restricted Subsidiary constituting, without limitation, any store, warehouse, service center or distribution center wherever located; provided that such term shall not include any store, warehouse, service center or distribution center that the Company's Board of Directors declares by resolution not to be of material importance to the business of the Company and its Restricted Subsidiaries. Operating Property is treated as having been "acquired" on the day the Operating Property is placed in operation by the Company or a Restricted Subsidiary after the later of (a) its acquisition from a third party, including a Non-Restricted Subsidiary, (b) completion of its original construction or (c) completion of its substantial reconstruction, renovation, remodeling, expansion or improvement (whether or not constituting an Operating Property prior to such reconstruction, renovation, remodeling, expansion or improvement).

          "Restricted Subsidiaries" means any Subsidiary so designated by the Board of Directors or duly authorized officers of the Company in accordance with the Indenture provided that (a) the Board of Directors or duly authorized officers of the Company may, subject to certain limitations, designate any Non-Restricted Subsidiary and (b) any Subsidiary of which the majority of the voting stock is owned directly or indirectly by one or more Non-Restricted Subsidiaries shall be a Non-Restricted Subsidiary. As of June 3, 1996, the Company had no Restricted Subsidiaries.

          "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock that ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

          "Senior Funded Debt" means all Funded Debt of the Company or any person (except Funded Debt, the payment of which is subordinated in the manner provided in the Indenture to the payment of the Debt Securities).

MERGER AND CONSOLIDATION

     The Indenture provides that the Company may, without the consent of the Holders of the Debt Securities, consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any person, provided that in any such case (i) the successor shall be a domestic corporation and such corporation shall assume by a supplemental indenture the Company's obligations under the Indenture and the Debt Securities, (ii) immediately after such transaction, and treating any Indebtedness that becomes an obligation of the Company or a Subsidiary as a result of such transaction as having been incurred by the Company or such Subsidiary at the time of such transaction, no Default or Event of Default shall have happened and be continuing, and (iii) if as a result of any such transaction properties or assets of the Company would become subject to a Mortgage that would not be permitted under the Indenture, the Debt Securities would be secured, equally and ratably with (or prior to) all Indebtedness so secured. Upon compliance with these provisions by a successor corporation, the Company (except in the case of a lease) would be relieved of its obligations under the Indenture and the Debt Securities. (Indenture secs. 5.1 and 5.2.)

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture with respect to Debt Securities of any series: (a) default in the payment of any interest upon any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; (b) default in the payment of principal of or premium, if any, on any Debt Security of that series when due; (c) default in the deposit of any sinking fund payment, when and as due in respect of any Debt Security of that series; (d) default in the performance or breach of any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty that has been included in the Indenture solely for the benefit of a series of Debt Securities other than that series), which default continues uncured for a period of 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Debt Securities of that series as provided in the Indenture; (e) unless the terms of such series otherwise provide, a default under any bond, debenture, note or other evidence of Indebtedness for money borrowed by the Company (including a default with respect to Debt Securities of any series other than that series) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company (including the Indenture), whether such Indebtedness now exists or shall hereafter be created, which default shall have resulted in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, and the principal amount of the Indebtedness so accelerated, together with the principal amount of all other Indebtedness similarly accelerated, shall be $10 million or more, and such acceleration shall not have been rescinded or annulled within a period of 10 days after there shall have been given written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Debt Securities of that series as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series that is described in the Prospectus Supplement accompanying this Prospectus. No Event of Default with respect to a particular series of Debt Securities (except as to the certain events in bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of Debt Securities. (Indenture sec. 6.1.) The occurrence of an Event of Default would constitute an event of default under certain of the Company's existing bank lines. In addition, the occurrence of certain Events of Default or an acceleration under the Indenture would constitute an event of default under certain other bank lines and other indebtedness of the Company.

     If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may, by a notice in writing to the Company (and to the Trustee if given by Holders), declare to be due and payable immediately the principal (or, if the Debt Securities of that series are Discount Securities, such portion of the principal amount as may be specified in the term of that series) and premium, if any, of all Debt Securities of that series. In the case of an Event of Default resulting from the certain events in bankruptcy, insolvency or reorganization, the principal (or such specified amount) and premium, if any, of all outstanding Debt Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in principal amount of the outstanding Debt Securities of that series may, subject to the Company having paid or deposited with the Trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal and premium, if any, with respect to Debt Securities of that series have been cured or waived as provided in the Indenture. (Indenture sec. 6.2.) For information as to waiver of defaults see the discussion set forth below under "Modification and Waiver." Reference is made to the Prospectus Supplement relating to any series of Debt Securities that are Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless the Trustee receives indemnity satisfactory to it against any loss, liability or expense. (Indenture sec. 7.1(e).) Subject to certain rights of the Trustee, the Holders of a majority in principal amount of the outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Indenture sec. 6.12.)

     No Holder of any Debt Security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee, or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of at least 25% in principal amount of the outstanding Debt Securities of that series shall have made written request, and offered reasonable security and indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Indenture sec. 6.7.) Notwithstanding the foregoing, the Holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Indenture sec. 6.8.)

     The Indenture requires the Company, within 120 days after the end of each of its fiscal years, to furnish to the Trustee a statement as to compliance with the Indenture. (Indenture sec. 4.8.) The Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any series of any Default or Event of Default (except in payment on any Debt Securities of such series) with respect to Debt Securities of such series if it in good faith determines that withholding such notice is in the interest of the Holders of Debt Securities. (Indenture sec. 7.5.)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of 66 2/3% in principal amount of the outstanding Debt Securities of each series affected by such modifications or amendments provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security affected thereby: (a) reduce the amount of Debt Securities whose Holders must consent to an amendment or waiver; (b) change the rate of or change the time for payment of interest (including default interest) on any Debt Security; (c) change the principal, premium, if any, or the fixed maturity of any Debt Security; (d) waive a default in the payment of the principal of, premium, if any, or interest on any Debt Security (except a rescission of acceleration of the Debt Securities of any series by the Holders of at least a majority in aggregate principal amount of the then outstanding Debt Securities of such Series and a waiver of the payment default that resulted from such acceleration); (e) make the Debt Security payable in currency other than that stated in the Debt Security; (f) make any change to certain provisions of the Indenture relating to remedies or amendments; (g) waive a redemption payment with respect to any Debt Security or change any of the provisions with respect to the redemption of any Debt Securities; (h) waive the provisions for determining the Dollar equivalent of foreign currency denominated Securities in connection with actions of Holders of Debt Securities under the Indenture; or (i) waive provisions relating to conversion of a currency in which a judgment is rendered into another required currency. (Indenture sec. 9.3.)

     The Holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with provisions of the Indenture other than certain specified provisions. (Indenture sec. 9.2.) The Holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of such series waive any past default under the Indenture with respect to such series and its consequences, except a default in the payment of the principal of, premium, if any, or any interest on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Debt Security of that series affected. (Indenture sec. 6.13.)

DEFEASANCE OF DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

     Defeasance and Discharge. The Indenture provides that the Company may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money and/or government obligations in the same currency as such series that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal (and premium, if any) and interest on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may occur only if: the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that Holders of the Debt Securities of such Series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; and such discharge will not be applicable to any Debt Securities of such series then listed on the New York Stock Exchange or any other securities exchange if such deposit would cause said Debt Securities to be de-listed as a result thereof. (Indenture sec. 8.3.)

     Defeasance of Certain Covenants. The Indenture provides that unless otherwise provided by the terms of the applicable series of Debt Securities, upon compliance with certain conditions, (i) the Company may omit to comply with the restrictive covenants contained in Sections 4.2 (except as to corporate existence), 4.3 through 4.9 and Section 5.1(3) of the Indenture, including the restrictive covenants described above under the captions "Certain Covenants of the Company"; and (ii) cross accelerations constituting Events of Default under
Section 6.1(5) shall be inapplicable to such series. The conditions include: the deposit with the Trustee of money and/or government obligations in the same currency as such series that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium, if any, and interest on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities; and the delivery to the Trustee of an opinion of counsel to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred. (Indenture sec. 8.4.)

     Defeasance and Events of Default. In the event the Company exercises its opinion to omit compliance with certain covenants of the Indenture with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and government obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

CONCERNING THE TRUSTEE

     The Company maintains banking relationships in the ordinary course of business with the Trustee.

                              PLAN OF DISTRIBUTION

GENERAL

     The Company may sell the Offered Securities being offered hereby by one or more methods, including without limitation (i) through underwriters, (ii) through brokers or dealers, (iii) through agents and (iv) directly to purchasers. The applicable Prospectus Supplements will set forth the terms of the offering of any Offered Securities, including (where applicable) the name or names of the underwriters, dealers or agents, the aggregate principal amount or number of Offered Securities, the purchase price of the Offered Securities and the proceeds to the Company from the sale, any underwriting discounts and other items constituting underwriters' compensation and any discounts and commissions allowed or paid to dealers or agents. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Company may also issue the Offered Securities to one or more persons in exchange for outstanding securities of the Company acquired by such persons in privately negotiated transactions or from third parties in open market transactions. The newly issued Offered Securities in such cases may be offered pursuant to this Prospectus and the applicable Prospectus Supplement by such persons, acting as principal for their own accounts, at market prices prevailing at the time of sale, at prices otherwise negotiated or at fixed prices. Unless otherwise indicated in the applicable Prospectus Supplement, the Company will only receive outstanding securities and will not receive cash proceeds in such exchanges or resales. Dealer trading may take place in certain of the Offered Securities, including Offered Securities not listed on any securities exchange.

     If an underwriter or underwriters are used in the sale of the Offered Securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. The underwriter or underwriters with respect to an underwritten offering of Offered Securities will be set forth in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. If any underwriter or underwriters are used in the sale of the Offered Securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and the underwriters with respect to a sale of Offered Securities will be obligated to purchase all such Offered Securities if any are purchased. In connection with the sale of Offered Securities, underwriters will receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     The Company may also sell Offered Securities pursuant to one or more standby agreements with one or more underwriters in connection with the call for redemption of a specified class of the Company's Preferred Stock pursuant to which such underwriter or underwriters would agree (a) to purchase from the Company up to the number of shares of Common Stock that would be issuable upon conversion of all of the shares of such class of Preferred Stock at an agreed price per share of Common Stock and (b) to convert into Common Stock any shares of such class of Preferred Stock purchased by such underwriter or underwriters in the market. Such underwriter or underwriters may assist in the solicitation of conversions by holders of shares of such class of Preferred Stock.

     All Offered Securities (except Common Stock) will be securities with no established trading market. If an underwriter or underwriters are used in the sale of any Offered Securities, the applicable Prospectus Supplement will contain a statement as to the intention, if any, of such underwriters at the date of such Prospectus Supplement to make a market in the Offered Securities. Such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given concerning the liquidity of the trading market for any Offered Securities.

     Underwriters, dealers or agents who participate in the distribution of Offered Securities may be entitled, under agreements that may be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution by the Company to payments such underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for the Company or certain subsidiaries of the Company in the ordinary course of business.

     The Offered Securities may be sold either at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

                                 LEGAL OPINIONS

     The legality of the Offered Securities has been passed upon for the Company by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     The consolidated balance sheets of the Company as of January 27, 1996 and January 28, 1995 and the consolidated statements of income, stockholders' equity and cash flows of the Company for the years ended January 27, 1996, January 28, 1995, and January 29, 1994, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheets of Marshalls as of December 31, 1994 and 1993, and the consolidated statements of income, stockholders' equity and cash flows of Marshalls for the years ended December 31, 1994, 1993 and 1992 incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

------------------------------------------------------
------------------------------------------------------

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely upon any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                       Page
                                       ----
The Company..........................   S-2
Forward-Looking Statements...........   S-4
Use of Proceeds......................   S-4
Capitalization.......................   S-5
Selected Consolidated Financial
  Information........................   S-6
Description of Notes.................   S-8
Underwriting.........................  S-12
Legal Opinions.......................  S-13
Experts..............................  S-13
                Prospectus
Incorporation of Certain Documents by
  Reference..........................     3
Available Information................     3
The Company..........................     4
Use of Proceeds......................     4
Consolidated Ratio of Earnings to
  Fixed Charges and of Earnings to
  Combined Fixed Charges and
  Preferred Stock Dividends..........     4
Description of Capital Stock.........     5
Description of Debt Securities.......    10
Plan of Distribution.................    19
Legal Opinions.......................    21
Experts..............................    21

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                                  $200,000,000

                         [The TJX Companies, Inc. LOGO]
                                    % Notes
                             due December 15, 2009
                           -------------------------
                             PROSPECTUS SUPPLEMENT
                           -------------------------

                              GOLDMAN, SACHS & CO.
                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                              BANCBOSTON ROBERTSON
                                    STEPHENS
                         BANC ONE CAPITAL MARKETS, INC.
                           BNY CAPITAL MARKETS, INC.
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